November 17, 2005

G. Darcy Klug
Executive Vice President
OMNI Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, Louisiana 70520

Re:	OMNI Energy Services Corp.
		Registration Statement on Form S-1
      Filed October 19, 2005
	File No. 333-129138

	Form 10-K for the year ended December 31, 2004
	Filed April 18, 2005, as amended
	File No. 0-23383

Form 10-Q for the quarters ended June 30, 2005 and September 30,
2005
	Filed August 15, 2005 and November 14, 2005

Dear G. Darcy Klug:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. We note you entered into a non-binding letter of intent for the acquisition of Preheat, Inc. Please provide us with your analysis of whether the acquisition is significant under Rule 3-05 of Regulation
S-X such that historical financial statements and pro forma financial information will be required to be filed. In this regard, please note that if the acquisition is sufficiently significant, this information will be required to be filed prior to effectiveness of this registration statement.

Form 10-K for the year ended December 31, 2004

2. It does not appear that you have provided the disclosure required by Item 308(c) of Regulation S-K. Please amend to state whether there were any changes to your internal control over financial reporting that occurred during your fourth fiscal quarter for the year ended December 31, 2004 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please ensure to include this disclosure in all future filings in which it is required. We note this disclosure in the quarterly reports cited above.

Form 10-Q for the quarters ended June 30, 2005 and September 30,
2005

3. We note your disclosure that "other than as described above, during
[your] most recent fiscal quarter, there were no changes in [your] internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4. We note that the material weakness you identified in your internal control over financial reporting still exists as of September 30, 2005. Please advise us of the progress you have made towards remedying the material weakness.


Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3685 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

									Sincerely,


									Tangela S. Richter
									Branch Chief


      cc:  J. Wynn

            via facsimile
      David Taylor
            Locke Liddell & Sapp LLP
            (713) 223-3717
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G. Darcy Klug
OMNI Energy Services Corp.
November 17, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010